Exhibit 99.1

POET TECHNOLOGIES COMPLETES US$25 MILLION REGISTERED DIRECT OFFERING

Toronto, Ontario, December 3, 2024 – POET Technologies Inc. (“POET” or the “Corporation”) (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, is pleased to announce that it has completed its previously announced registered direct offering with a single institutional investor that qualifies as an “accredited investor” under National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators. The Corporation issued 5,555,556 common shares (the “Common Shares”) and a warrant exercisable to acquire up to 2,777,778 Common Shares (the “Warrants”) to the investor for aggregate gross proceeds of US$25,000,002 (the “Offering”). The combined price of one Common Share and accompanying Warrant in respect of one-half of one Common Share was US$4.50 (or approximately C$6.29). The exercise price of the Warrant is US$6.00 (or approximately C$8.39) per Common Share, and the Warrant is exercisable for a period of five years from the date of issuance.

The Corporation intends to use the net proceeds of the Offering for working capital related to its recently announced intention to expand assembly operations into Malaysia and for other corporate purposes. No commission or finder’s fee was paid by the Corporation, and no underwriter or sales agent was engaged by the Corporation in connection with the Offering.

The Offering is being made pursuant to a prospectus supplement dated December 3, 2024 (the “Prospectus Supplement”) to the short form base shelf prospectus (the “Base Shelf Prospectus”) of the Corporation dated September 6, 2024 filed with the securities regulatory authorities in each of the provinces and territories of Canada, as well as with the U.S. Securities and Exchange Commission as part of the Corporation’s U.S. registration statement on Form F-10 (“Form F-10”) (Registration No. 333-280553) under the U.S.-Canada Multijurisdictional Disclosure System and General Instruction II.L, which included the Prospectus Supplement with such additions thereto and deletions therefrom as may be permitted or required by Form F-10. Copies of the Prospectus Supplement, including the Base Shelf Prospectus, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

The Offering remains subject to the final acceptance of the TSX Venture Exchange (the “Exchange”).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET’s Optical Interposer- based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet- technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Corporation’s expectations with respect to its products, the scalability of the POET Optical Interposer, the success of the Corporation’s products, and the Corporation’s use of proceeds for the Offering and the ability to obtain the final approval of the Exchange. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the size of the market for its products, the capability of its joint venture to produce products on time and at the expected costs, the performance and availability of certain components, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Corporation’s product offerings, performance of its technology, the performance of key components, and ability of its customers to sell their products into the market. For further information concerning these and other risks and uncertainties, refer to the Corporation’s filings on SEDAR+ at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Corporation believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Corporation’s securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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